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[LETTERHEAD OF CARLSMITH BALL LLP]

Our Reference No.:
055812-00005

January 18, 2008

Donna Levy, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  ML Macadamia Orchards, LP Preliminary Proxy Statement Amendment No. 1 File No. 1-09145

Dear Ms. Levy:

        Concurrently with the filing of this correspondence, ML Macadamia Orchards, LP (the "Registrant") is filing Amendment No. 1 to its Preliminary Proxy Statement which was filed on September 24, 2007 (the "Preliminary Proxy Statement"). The Preliminary Proxy Statement would have sought Unitholder approval for the Registrant to amend its Limited Partnership Agreement to permit it to engage in the processing and marketing of macadamia nuts. This proposal was to meet a condition to the closing of a proposed transaction to acquire the business of Mac Farms, Inc. pursuant to an Acquisition Agreement that was entered into on May 23, 2007, as amended. The Preliminary Proxy Statement would also have sought the approval of Unitholders to amend the Registrant's Limited Partnership Agreement to provide a procedure under which Unitholders could elect directors of the general partner of the Registrant.

        As you may recall, the financial statements of Mac Farms in the Preliminary Proxy Statement became stale requiring the filing of updated interim financial information for Mac Farms for the third quarter ended September 30, 2007. The Registrant requested Mac Farms to produce such financial information. Upon review of that financial information, it became apparent that circumstances had changed. Mac Farms and the Registrant mutually agreed to terminate the Acquisition Agreement on December 13, 2007 with the Registrant filing a Form 8-K on December 14, 2007 reporting such termination.

        The Registrant believes that it is in the best interest of it and its Unitholders to expand the permitted business of the Registrant to include the processing and marketing of macadamia nuts even though there is no pending transaction to acquire a company or assets conducting such business. Amendment No. 1 to the Preliminary Proxy Statement requests the Unitholders to approve an amendment to the Limited Partnership Agreement of the Registrant effecting such change. The Registrant has determined not to pursue the proposal relating to the election of directors of the Registrant at this time.

        As the Registrant is not a party to any agreement to acquire any business, entity or assets of any person relating to macadamia nut processing and marketing, the Preliminary Proxy Statement has been revised to remove all information relating to a proposed acquisition, including but not limited to descriptions of the target and the target's financial information, Registrant's description of business and financial statements and other information that is not required in a proxy statement with this limited purpose. This has significantly simplified the filing. We have not provided a redline copy showing changes since other than information concerning the amendment to the Limited Partnership Agreement and the meeting, almost all other information has been deleted from the document resulting in a redline that is meaningless.

        If you have any questions concerning this, please do not hesitate to contact me.

                      Very truly yours,

                      /s/ Terrence A. Everett

                      Terrence A. Everett

TAE/ds
Enclosure
4826-6721-6386.2

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